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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                              ---------------

                                  FORM 6-K

                      Report of Foreign Private Issuer
                  Pursuant to Rule 13a-16 or 15d-16 of the
                      Securities Exchange Act of 1934

                      For the month of September, 2004

                      Commission File Number: 0-16350

                               WPP GROUP PLC
              (Translation of registrant's name into English)

                              ---------------

                  27 Farm Street, London, W1J 5RJ England
                  (Address of principal executive offices)

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                Indicate by check mark whether the  registrant  files
           or will file annual reports under cover of Form 20-F or Form 40-F:

                   Form 20-F     X     Form 40-F
                                                 ---

                Indicate   by  check  mark  if  the   registrant   is
           submitting   the  Form  6-K  in  paper  as   permitted  by
           Regulation S-T Rule 101(b)(1):
                                          ---

                Indicate   by  check  mark  if  the   registrant   is
           submitting   the  Form  6-K  in  paper  as   permitted  by
           Regulation S-T Rule 101(b)(7):
                                          ---

                Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes     No X
                                     ---

                If "Yes" is marked,  indicate  below the file  number
           assigned  to  the  registrant  in  connection   with  Rule
           12g3-2(b): 82-
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                                 SIGNATURE
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     Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:     September 14, 2004              WPP GROUP PLC
                                           (Registrant)

                                           By:   /s/ Paul Richardson
                                              ---------------------------------
                                                 Name:   Paul Richardson
                                                 Title:  Group Finance Director


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                               EXHIBIT INDEX
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Exhibit No.  Description
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2.1          Agreement and Plan of Merger, dated as of
             September 11, 2004, among WPP Group plc, Abbey
             Merger Corporation and Grey Global Group Inc.

99.1         Voting Agreement, dated as of September 11,
             2004, among Edward H. Meyer, WPP Group plc and
             Abbey Merger Corporation